Exhibit 12.1

CAMPUS CREST COMMUNITIES, INC. AND

CAMPUS CREST COMMUNITIES PREDECESSOR

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)	The Company								Predecessor
							Period October 19,		Period January 1,
	Year Ended		Year Ended		Year Ended		2010 through		2010 through		Year Ended
	December 31,		December 31,		December 31,		December 31,		October 18,		December 31,
	2013		2012		2011		2010(1)		2010(1)		2009
Earnings:
Income (loss) from continuing operations
before taxes, noncontrolling interests
and equity in earnings (losses) of
unconsolidated entities	$7,619		$10,128	(2)	$5,336	(3)	$(799	)(4)	$(17,862)		$(13,513)
Add: Fixed charges	22,424		18,044		8,838		2,324		19,464		14,113
Add: Distributions of earnings of
unconsolidated entities	17		766		-		-		-		-
Add: Amortization of capitalized interest(5)	191		113		53		1		113		137
Less: Capitalized interest	(3,272)		(2,385)		(1,950)		(175)		(85)		(381)
Total earnings (loss)	$26,979		$26,666		$12,277		$1,351		$1,630		$356

Combined fixed charges and preferred
stock dividends:
Interest expense	$12,969		$11,545		$6,888		$2,149		$19,379		$13,732
Capitalized interest	3,272		2,385		1,950		175		85		381
Dividends on preferred stock(6)	6,183		4,114		-		-		-		-
Combined fixed charges and preferred
stock dividends	$22,424		$18,044		$8,838		$2,324		$19,464		$14,113

Ratio of earnings to combined fixed
charges and preferred stock
dividends(7)	1.2	x	1.48	x	1.39	x	0.58	x	0.08	x	0.03	x

(1)	Our initial public offering was completed October 19, 2010.
(2)	Includes non-cash gain of approximately $6.6 million recognized in connection with the acquisition of our joint venture partner's interest in The Grove at Moscow and The Grove at Valdosta, which if excluded would result in a ratio of earnings to fixed charges of 1.11x.
(3)	Includes non-cash gain of approximately $3.2 million recognized in connection with the acquisition of our joint venture partner's interest in The Grove at Huntsville and The Grove at Statesboro, which if excluded would result in a ratio of earnings to fixed charges of 1.03x.
(4)	Includes non-cash gain of approximately $0.6 million recognized in connection with the acquisition of our joint venture partner's interest in The Grove at San Marcos, which if excluded would result in a ratio of earnings to fixed charges of 0.33x.
(5)	Represents an estimate based on the Company's and the Predecessor's established depreciation policies and an analysis of capitalized interest.
(6)	We issued preferred stock in February 2012 and October 2013.
(7)	The shortfall of earnings to combined fixed charges and preferred stock dividends for Campus Crest Communities, Inc. for the period October 19, 2010 through December 31, 2010 was approximately $1.0 million and for Campus Crest Communities Predecessor for the period January 1, 2010 through October 18, 2010 and for the year ended December 31, 2009 was approximately $17.8 million and $13.8 million respectively.